Invest in Grazr

Grazr makes buying locally raised meat easy and affordable



  **GRAZR.PRESS** COLUMBIA TN

Food | Software | Main Street | Technology | Farming

Why you may want to invest in us...

1 Marketplace platform built for live-on-the-hoof, direct-to-customer meat sales.

2 835 small processors nationwide and processing $91 billion annually.

3 Covid-19 has driven consumers outside of the traditional supply chain towards secure local sourcing

4 We are lowering the environmental impact of the meat we consume through hyperlocal food sourcing.

5 As much as 50% of farmers costs tied up in cost to bring animal from farm to market

Why investors ❤ us

WE'VE RAISED $35,600 SINCE OUR FOUNDING

Grazr is in some ways a local food revolution happening on your iPhone. Using modern technology (a simple "app")

modern technology (a simple "app")
it directly connects you with your local farmer for your bulk purchases of protein (beef, lamb, goat, and someday maybe chicken).
By cutting out the middleman (which is only maybe a local big box store anyway) and saving the farmers the time and money of having to attend the nearest farmers market, you can help ensure the success of American farmers by buying directly and locally from them. While this is not going to be an

by buying directly and locally from them. While this is not going to be an investment that has a 1000x return for the investor, this looks like a solid business model with good management that has experience in the field (literally!) and that one can think about investing in for both a decent return on their cash invested and a great return for all of our local food networks. Not to mention the planet...

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Gill Holland Partner, Portland Investment Initiative



LEAD INVESTOR | INVESTING $5,000 THIS ROUND

Tom has the drive, discipline, and leadership skills required to bring startups from concept to profitable customer service. The Grazr is not Tom's first successful startup, he has earned the title of Serial Entrepreneur. My brothers and I have benefited greatly as his customers and from his direct mentorship. Tom also proudly represents and inspires the military veteran community. I will gladly put $1,000 or more behind my words of endorsement for Tom.

Benjamin Neusse

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Our team



Thomas Cunningham
Chief Executive Officer
First generation rancher and ag tech entrepreneur in middle Tennessee.





Anthony Laney
Chief Technology Officer
Has spent my tenure in Legal Technology while helping organizations grow and expand their technology offerings.





Steven Neusse
Public Relations Officer

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In the news

Home | Grazr Press

April 26, 2020 @ grazr.press

Downloads

Grazr Slide Deck.pdf

Grazr provides an end to end farm to table platform.

The Problem

(Graphic of the Current time line)

Did you know that over 40% of the United States is grazing land. There are cows munching on grass from Texas to Tennessee, from Florida to New York and from California to Montana. Theres probably not a state in the nation without beef cattle grazing somewhere, yes even Hawaii. Maybe you even drive by cattle in your daily driving. **Would it surprise you** if we told you that those cows that you drive by in California might go as far as Colorado to be processed? Or that the cattle grazing the hills of Tennessee might be destined for Kansas City? The centralized and globalized system of procuring beef and other meats for American families is a centralized, cumbersome network of supply chains and transportations systems reaching as far away as Australia. Largely for the benefit of the conglomerates and not a system designed to serve the end customer or the farmer or rancher who produced the product. And at great cost to the environment as well when you consider the impact of transporting cows via train across the country and then trucking that beef back across the country to grocery stores. **Thousands of cattle are even brought here on ships from across oceans! And yet here we are driving by cows that will travel possibly over a thousand miles before ending up on your plate...** There must be a better way.


PROBLEM
No efficient way for customers to purchase meats from local farmers currently exists.
Discovering and providing local meats is:
Costly
Complex
Lacking in variety
Could there be a more efficient way to source our meat that is more environmentally conscious, supports the local economy and brings huge value in money savings to the grocery buyer?

The Solution

(Graphic of Grazr Time Line)

We founded Grazr because we knew there had to be a better way to connect the local food chain. After extensively researching the factors in play between farmers, butchers, and customers, we built Grazr Market to serve all three parties seamlessly and to finally establish local meat acquisition as a simple, local, online experience. Now a farmer sells his

or her livestock in shares which are processed by a local processor and picked up or delivered straight to the customer. Simple, sustainable, direct from farm to you.

Current status of how meat is being transported.



The United States has imported 4.35 billion pounds of beef in 2020, up 11.5% from 2019. The United States has imported the most beef in 2020 from Canada followed by Mexico and Australia. From January-August 2020 imports of live cattle totaled 1.4 million head, that's 3.8% larger than the same period a year ago.



According to the USDA's Economic Research Service the US beef retail beef market was valued at 111.2 billion dollars in 2019 and trending upward. While beef will be the backbone of the Grazr model our platform also supports pork, lamb and goat. Beef is a stand alone market itself but the value of pork, lamb and goat shouldn't be overlooked either. For example the US processed over 100 million hogs which over 95% was consumed domestically.

What We do!



EXECUTIVE SUMMARY

Grazr provides a local,

Grazr provides a local, online marketplace for farmers to sell livestock, and consumers to buy it.

Grazr solves this problem by creating a hyperlocal supply chain

Farmer



Join Grazr
Create a custom farm profile to show local customers what makes your farm and products stand out.

List Live Stock for sale
List any cattle, hogs, sheep or goats for live-on-the-hoof sale in quarters, halves or wholes.

Deliver to Processor
Choose your preferred processors and when an order is placed, drop the animal off for processing.

Customer



Join Grazr
Create your profile and set your prefered processor(s).

Browse local listings
View offerings of beef, pork, lamb and goat from farms near you.

Select Cuts
Choose your favorites from Grazr's exclusive virtual cut list.

Pick up
Grab your packaged order from your preferred local processor and enjoy.

Processor



Farmer schedules drop off

Processor accepts delivery and processes animal

Customer is notified to pay and pick up their meat

How We make Money

BUSINESS MODEL



Three revenue streams:
7.5%
sales commission on Grazr marketplace listings.
• Average steer would generate $150 and $37.50/hog on marketplace.
$7
Grazr Processor portal fee of $7 per transaction.
• AVG. total steer Rev/Head $171
• AVG. total hog Rev/Head %51.50
$300
Farmer's subscription
• $25.00 monthly subscription

Our Story

Grazr was founded by two friends Tom Cunningham and Anthony Laney who are deeply passionate about building stronger and better communities through decentralized systems that empower the stakeholders. There's little that brings together and binds together a community like the food we eat and share. Farmers and ranchers are the backbone of our food systems but have long been undervalued and disconnected as centralized supply chains removed the farmer from their local community as a producer of nourishment and local culture. Tom and Anthony set out to remedy this divide as best they could and would build a platform that seamlessly ties together the producer, butcher and family to provide an incredible value and incomparable selection. More than this Grazr, creates an unprecedented accountability between farm and family where we can now know exactly what farm, exactly what animal and exactly how that animal was cared for and raised before choosing it. Gone is the factory and unknowable origin status quo, gone is the massive environmental impact of bringing livestock from across the globe. There is now a better now more accessible option right in your backyard. We are Grazr.

(Photo of Tom and Anthony)

How it Works



Welcome to Grazr
Copy link
LISTINGS
ABOUT US
CONTACT US
DASHBOARD
Hi, Sam
Search...
Choose Other Processor
Clear Filter
BEEF
PORK
LAMB
GOAT
Share size
All
Whole
share
Sort By
Price - Low to High
Price - High to Low
Newest First
$2000
$2000
$1200

How we plan to grow Grazr after Wefunder

The main goal of this round is to launch the platform and start generating revenue. To start, we'll get to work on onboarding custom meat processors and farmers, which will initially be a belly to belly sale where we show up in their shop and conduct a product demo of features we tailored to their operation. As we grow, we hope that farmers will be sign up with little direct intervention on our part, as the onboarding doesn't require much more than creating a profile like on a social media platform. Our goal is to have onboarded 100 processors and 1000 farmers by Q1 2022. Grazr makes a 7.5% transaction fee on the livestock sale as well as a flat fee per head of $7 per buyer of livestock processed. We will also have an annual subscription fee of $300/farm, with that fee waived for the first six months.

While generating revenue is priority number one we also have identified a number of feature implementations for the platform that will greatly enhance the user experience for all three stakeholders (producers, processors, and buyers). There are a number of integral ways we will be capturing and incorporating analytics that will allow us to revolutionize the way America buys meat so that will be a high priority from a developmental standpoint. There are also some development features that are currently confidential but have immeasurable potential for boosting Grazr's sales and licensing to third parties.

Financial Projects




ENVIRONMENTAL

We strive to create a sustainable economic model and a thriving business.

The US imports 3 billion pounds of beef, 700 million from Australia alone!!

Livestock ships across the country to large processors only for it to be shipped back and sold at local grocery stores.

We can do better...

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄
Grazr makes purchasing locally grown meat simple and affordable by connecting farmers to customers via local meat processors.

Where will your company be in 5 years? ⌄

In 5 years, we envision being in the midst of a massive industry disruption, and quickly becoming a household name. By growing our service scope to include delivery and reaching 1000 processors will allow us to take a substantial marketshare in the meat industry and hopefully permanently shift how we buy meat. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

My co-founder Anthony and myself founded Grazr as two first generation small farmers who knew first hand that there had to be a better way to complete the local food chain and empower customers and farmers all while supporting our local economies.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The process of buying meat directly from farmers can be cumbersome and expensive. With Grazr, we make it easy to buy a cow share from your phone while choosing your cuts of meat and pick up the order within a few days.

What is your proudest accomplishment? ⌄

The idea and mechanisms that make Grazr work are beautiful, but we are proud of the impact we could have on small farmers' bottom lines and the local economies of the customers they serve and the environmental benefit from sourcing our food locally. It's difficult to choose just one because we believe Grazr will have a massive positive change in the way we grow, purchase, and consume meat.

How far along are you? What's your biggest obstacle? ⌄

We are in the process of preparing for a full feature launch in Jan 2021. Our biggest obstacle has been funding as we have been entirely self funded and can only carry so much of the financial burden of growing Grazr nationwide.

Who are your competitors? Who is the biggest threat? ⌄

Competitors range from Crowd Cow to Walmart to Craigslist, but nobody has approached this problem from the direction Grazr is currently, and we see a unique opportunity to disrupt the current paradigm massively in our favor.

What do you understand that your competitors don't? ⌄

Discerning meat buyers are not being served what they want but being marketed to with products they don't want. We provide customers with locally sourced meat options that offer an unmatched variety and an unbeatable value. Buy your meat in bulk from a local farm and save big time. It's a way less environmentally impactful way to procure one's meat than imported meats that have to travel from Australia or Brazil.

How will you make money? ⌄

Grazr makes a 7.5% transaction fee on the livestock sale as well as a flat fee per head of $7 per buyer of livestock processed. We will also have an annual subscription per farm of $300/farm with that fee waived for each farms first six months.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Buying meat by the quarter, half, or whole can limit certain people's ability to participate. It costs more on the front end and requires some freezer space to store.

Regulatory risk is also a potential threat. While Grazr is merely facilitating a perfectly normal and legal transaction that thousands of Americans participate in offline every day, it could be perceived as a threat to the conventional procurement system and challenged.

These are two of them not to say there are not other smaller risks, but these are the ones we see as our most formidable.

What do you need the most help with? ⌄

We are still searching for the right legal counsel with expertise in livestock/processing/food law. When necessary thus far, we have consulted attorneys, but the specificity of the expertise we need cannot be easily found/procured on our current budget.

What would you do with the money you raise? ⌄

The money raised via Wefunder, will be used to fund the launch of the platform in Tennessee and the initial expansion beyond Tennessee. It will also be utilized for new feature implementations and maintenance post-launch alongside rolling out a stand-alone mobile app. While we have a comprehensive marketing plan that we expect to perform incredibly well with a lean budget, there will still be significant marketing costs as well. The expansion and development of the broader national market are of the highest priority post-launch, requiring a substantial budget. Last but not least legal costs, which we will establish a budget for our legal needs/costs for the upcoming year according to each state we expand into.